

05041167

AM 3-23-2005 *

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...MMISSION

...ashington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramius Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Ave. 26th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keri Gorsky (212) 845-7920

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

AH 3/30/2005

OATH OR AFFIRMATION

I, Keri Gorsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramius Securities, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Director and Controller

Title

Notary Public

JEANNY TSOU
Notary Public, State of New York
No. 01TS6120437
Qualified in New York County
Term Expires Dec. 20, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of Ramius Securities, L.L.C.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Ramius Securities, L.L.C. and subsidiary (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the



preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2005

PricewaterhouseCoopers LLP

Ramius Securities, L.L.C.

Consolidated Statement of Financial Condition

As of December 31, 2004

Ramius Securities, L.L.C.
Consolidated Statement of Financial Condition
Table of Contents



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities, L.L.C.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Ramius Securities, L.L.C. and subsidiary (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 28, 2005

PricewaterhouseCoopers LLP

Ramius Securities, L.L.C.
Consolidated Statement of Financial Condition
As of December 31, 2004

Assets		
Cash and cash equivalents		$ 209,089
Receivable from brokers		20,825,109
Investments		
Securities owned on deposit at the clearing brokers, at market or fair value (cost $147,926,246)	$ 165,433,807	
Other investments, at fair value (cost $692,900)	4,826,452	170,260,259
Securities purchased under agreements to resell		23,032,325
Interest and dividends receivable		1,040,546
Unrealized gain on swap transactions, at fair value		727,159
Receivable for securities borrowed		1,086,226,193
Due from affiliates		217,948
Other assets		681,471
Total assets		$1,303,220,099
Liabilities and Member's Capital		
Liabilities		
Securities sold, but not yet purchased, at market or fair value (proceeds $87,536,429)		$ 93,845,780
Payable to brokers		20,530,578
Interest and dividends payable		721,774
Unrealized loss on swap transactions, at fair value		150,195
Accrued expenses and other liabilities		1,102,637
Due to Member		4,041,394
Payable for securities loaned		1,090,324,109
Total liabilities		1,210,716,467
Member's capital		92,503,632
Total liabilities and member's capital		$1,303,220,099

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Ramius Securities, L.L.C. ("Ramius Securities"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. RCG Parche, L.L.C. (the "Subsidiary"), a Delaware limited liability company, was formed on March 17, 2004 as a holding company, primarily to take significant, minority stakes in undervalued, small capitalization companies by applying fundamental value investing principles, with activist techniques, to identify market opportunities. Ramius Securities and the Subsidiary are collectively referred to herein as the "Company".

Ramius Securities does not carry securities accounts for customers or perform custodial functions relating to customer securities as Ramius Securities operates as an introducing broker-dealer firm, and accordingly, claims exemption from Securities and Exchange Commission Rule 15c3-3 based upon section (k)(2)(ii).

2. Significant Accounting Policies

These consolidated financial statements include the accounts of Ramius Securities and the Subsidiary. All material intercompany transactions have been eliminated.

Securities, including options and warrants, listed on a national securities exchange are stated at quoted market values. Purchases and sales of securities are recorded on a trade date basis.

Securities that are not listed on a national securities exchange (including convertible bonds, distressed debt, corporate bonds and warrants) are stated at estimated fair value as determined in good faith by the Company's member (the "Member"), after consideration of various factors, including the type of investment, restrictions on disposition and quotations from other market participants.

Other investments are primarily comprised of interests in an affiliated private investment fund and investments in externally managed funds (collectively, the "Investee Funds"). Investee Funds are valued by the Member based on the Company's share in the net assets of the underlying Investee Fund.

The fair values assigned to investments by the Member may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material.

Equity swaps are valued at fair value based on a pricing model which, when the underlying assets are freely transferable and are either listed on a national exchange or traded over-the-counter, are valued by reference to the prices of the underlying assets in accordance with the provisions set forth above. Credit default swaps are valued at fair value based on a pricing model that utilizes quoted inputs, including among other things, yield curves and recovery rates.

Transactions involving purchases of securities under agreements to resell are carried at their contract value and accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or between 98% and 102% of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparties to deposit additional collateral when appropriate. In connection with its securities purchased under agreement to resell, the Company obtained collateral with a market value of $22,570,895 at December 31, 2004.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less which are deposited with a bank to be cash equivalents.

No provision for federal, state and local income taxes has been made in the accompanying consolidated financial statements as the individual members of the Member are responsible for their proportionate share of the Company's taxable income.

Securities and other assets and liabilities denominated in foreign currencies are translated to U.S. dollar amounts at the date of valuation. Purchases and sales of securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of the transactions.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the fair value of investments, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Investments

Securities owned
Securities owned and securities sold, but not yet purchased, at December 31, 2004 consist of the following:

	Securities Owned	Securities Sold, but Not Yet Purchased
Common stock	$ 95,533,329	$ 48,464,140
Convertible bonds	19,332,136	-
Corporate bonds	30,829,077	22,617,413
Distressed debt	185,740	-
Options	624,225	18,057
Preferred stock	147,338	-
Rights and warrants	16,488,516	175,275
Trade claims	2,293,446	-
U.S. Government bonds	-	22,570,895
	$ 165,433,807	$ 93,845,780

Derivatives
With respect to the Company's trading in derivative instruments, the following table summarizes the open contractual or notional amounts as of December 31, 2004, the year-end fair values (which are also the carrying values) and the trading gains (losses) during the year:

	Year-End Notional/ Contracts Amount	Fair Value at December 31, 2004	
		Assets	Liabilities
Equity options	$ 15,298,500	$ 624,225	$ 18,057
Rights and warrants	84,478,214	16,488,516	175,275
Equity swaps	21,529,584	727,159	101,116
Credit default swaps	7,279,382	-	49,079

The Company engages in investments with off-balance-sheet risk in the normal course of trading securities. These investments include securities sold, but not yet purchased and option contracts which have been written. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted prices and thereby create a liability to purchase the securities in the market at prevailing prices. In addition, if an option written by the Company is exercised, then the Company would be obligated to purchase the security in the market at the prevailing price. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Company's ultimate obligation to satisfy the sale of consolidated securities sold, but not yet purchased, or options exercised, may exceed the amount recognized in the consolidated statement of financial condition.

All option positions are stated at fair value in the accompanying consolidated statement of financial condition. As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the market or fair values of the underlying instruments. The market risk of options held is limited to the fair value of the options.

Equity swaps involve the exchange of cash flows based on the total return of the underlying security and a stated interest rate. Credit default swaps involve the exchange of cash flows based on the credit worthiness of the underlying issuer of the securities.

Swap transactions are stated at fair value with unrealized gains reported as an asset and unrealized losses reported as a liability in the consolidated statement of financial condition.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In addition to credit risk, the Company is exposed to market risk. This is the risk of potential loss due to the fluctuation in the market value of securities owned and securities sold, but not yet purchased. Risks arise in options, warrants and swap contracts from changes in the market or fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the consolidated statement of financial condition.

The Company has borrowed from other brokers and dealers securities having a market value of $1,062,329,849 and has given cash collateral with a value of $1,086,226,193. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the securities borrowed. At December 31, 2004, the Company has loaned securities having a market value of $1,057,044,009 and has received cash collateral with a value of $1,090,324,109.

Other investments

At December 31, 2004, other investments included an interest in RCG Carpathia Master Fund, Ltd. ("RCG Carpathia"), which is managed by the Member. RCG Carpathia invests primarily in private debt claims and publicly traded securities of bankrupt, distressed, and restructured companies purchased and sold short. RCG Carpathia engages in short sales for both hedging and investment purposes. The fair value included in other investments was $3,699,889. Also included in other investments are interests in two Investee Funds managed by external managers. Through its other investments, the Company is subject to market and credit risk from investment and derivative transactions entered into by the Investee Funds. The Company's risk is embedded in its interest in each of these underlying investments.

4. Receivable from/Payable to Brokers

The clearing operations for the Company's securities transactions are provided by several brokers. At December 31, 2004, amounts payable to and receivable from brokers reflected in the consolidated statement of financial condition are amounts due to and from such brokers. Proceeds from short sales equal to the market value of securities sold, but not yet purchased, are restricted until the Company purchases the securities sold short. All securities owned are on deposit at the clearing brokers and may be rehypothecated by the clearing brokers. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2004, the Company has recorded no liability.

5. Net Capital Requirements

Ramius Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company had net capital of $39,468,305 at December 31, 2004, which exceeded the minimum requirement of $567,500 by $38,900,805.

As of December 31, 2004, the Subsidiary had total assets of $8,889,809 and member's equity was $7,803,223. The Subsidiary's equity was not included as capital in Ramius Securities' 15c3-1 computation of net capital.

6. Related-Party Transactions

In addition to its interest in RCG Carpathia, the Company's investments consist primarily of co-investments made with various private investment funds managed by the Member.

On December 10 and December 22, 2004, the Company distributed its shares in a certain position for which the Company and the Member are restricted from disposing. Such shares were distributed with a then current fair value of $19,793,799, which included a discount to the quoted market price on the dates of distribution.